

Value never goes out of style.

BALDOR
Electric Company

Electric Motors, Drives and Generators


BALDOR
PREMIER 4500
BALDOR
4500

2001 ANNUAL REPORT

Table of Contents

Adding Value to every Product we make.

Baldor Electric Company designs, manufactures and markets a broad line of energy-efficient electric motors, adjustable speed drives, linear motors, motion control products, gear products and generators.

From our home office in Fort Smith, Arkansas, we support the sales offices and warehouses that stock Baldor products worldwide, selling to distributors and original equipment manufacturers in more than 60 countries.

Baldor products are sold through 39 sales offices/warehouses throughout North America. International sales are handled through Baldor affiliates in Europe, Latin America, the Pacific Rim and Australia. Our products are produced at 13 U.S.A. plants and in Bristol, England.


BALDOR
PREMIER K6500E
PREMIER 4500

82 Years of Strength and Stability.

Baldor has only had 5 CEOs in its entire history. Beginning in 1920 with E. C. Ballman to our current leadership, we have kept our focus on providing our customers excellent products, superior service and fair pricing.

It's not just a tradition at Baldor, it's what we do. As the adage goes, **we don't just do things right, we do the right things.**

This annual report features many of the covers from previous annual reports. While many things have changed throughout the years, there has been a constant theme in our philosophy: provide better value to our customers, attract and retain competent employees committed to reaching our goals and objectives and produce good long-term results for our shareholders. And that will never go out of style!


1998
Annual
Report
Value
BALDOR

1998

The 1998 Report featured The Value Formula, the hallmark of Baldor's commitment to being the best in the industry. A limited run of the report featured actual plastic chips with the four components of the formula included in a plastic sleeve. Our sales force uses the chips as a tool to demonstrate the formula to customers and prospects.

The Value Formula.

$$V_p = \frac{Q_p \times S_p}{C \times T}$$

Our Value Formula illustrates the equal importance of four factors that shape our customers' perception of Value. Quality and Service are factors we strive to increase, thus raising the customer's perception (subscript "p") of Value. Cost and Time are factors we strive to reduce, also raising Value for our customers.

Baldor offers more than 6,000 different motors and controls available from stock for immediate delivery. Custom (non-stock) motors and controls are available in two weeks or less – the shortest lead time in the industry. Our new generator line features a wide variety of power generation equipment for industrial, commercial, rental, construction and residential applications.


BALDOR



1986
The focus of the 1986 report was competitive advantages. Emphasis on quality, distribution, breadth of line, "closeness of customers," and availability of information were the headings in the report. Sound familiar?

To Shareholders, Employees, Customers, Suppliers and Friends.

2001 is finally over! In some ways, it was one of the worst years for our company with sales and profits down from the record levels of 2000. It was also a tough year for our country with the recession, the terrorist attacks of September 11th and a war in Afghanistan.

We think 2002 will be much better! Let's look at some reasons why.

First, there are some strong, positive trends in the U.S. economy. We have low inflation, low interest rates, rising consumer confidence, low inventories, low energy prices (except electricity) and increasing government spending. All of these things help to stimulate growth in the economy.



"Unlike many of our competitors, we have not cut the muscle needed to grow."

While 2001 was a bad year at Baldor for sales and profits, it was a good year in many other ways. We have been working "smart" during these tough times.

While our workforce has shrunk through attrition, we still have the experienced and trained employees it takes to build good products and take care of our customers.



"We still have the experienced and trained employees it takes to build good products and take care of our customers."

We have reduced our costs by eliminating three plants and mechanizing some undesirable jobs. We have also been successful in reducing our material costs and reducing our energy consumption. We have made some good investments in equipment for better productivity. We have also increased our investment in training. The skills of our people are vital to our success.

Unlike many of our competitors, we have not cut the "muscle" needed to grow. We have maintained our finished goods inventories for quick delivery to our customers. We have increased our investment in new products. We have invested to improve the quality of our products, and we have improved our



"We've been working smart during these tough times."

custom motor and drive lead times to two weeks. They are now the shortest and the most reliable in our industry.

The strength and effectiveness of our outside sales organization has been maintained. Our District Managers, like Baldor, have had a tough year. However, they have held on to the key people who interact with our customers each day. We will continue investing to improve the effectiveness of our sales organization, a key competitive advantage.

For 2002 we have a targeted program to gain new customers. While we made good progress in 2001 with new customers, we think we'll make even more in 2002. Tough economic times offer opportunities with new customers which we're taking advantage of.

Events in 2001 highlighted another of Baldor's strengths – our tradition of integrity. This tradition started at Baldor's founding in 1920 and is reflected today in several ways. One of the most important is our well qualified independent Audit Committee. Our Audit Committee has over 100 years combined business experience in several areas, including corporate law, accounting and auditing. This tradition of integrity and trust guides our relationships with our shareholders, customers and employees.



"The skills of our people are vital to our success."

While this past year was a tough one for our company and our customers, we made good, long-term investments in our people, in new products, and in our facilities that cause us to be very enthusiastic about the future.

Best regards,

Rollie Boreham
Chairman

John McFarland
President & CEO

Events of the Year

January 26, 2001
We announced the expansion of our AC motor line to 1500 horsepower.

February 9, 2001
Baldor announced new line of digital soft starts from 3 to 700 horsepower.

March 4, 2001
Baldor wins Plant Engineering magazine's "Product of the Year" for our use of long-lasting Exxon Polyrex® grease in all motors.

April 28, 2001
Baldor held its annual shareholder's meeting. R.S. Boreham and R.L. Qualls were re-elected as directors and Barry K. Rogstad, President of the American Business Conference, was elected as a director on Baldor's board. Fred C. Ballman was elected to the honorary position of "Director Emeritus".

A quarterly dividend of $0.13 per share was declared.

June 7, 2001
Baldor begins labeling Super-E® premium efficient motor cartons with the EnergyGuide label.

Nov. 14, 2001
Three management promotions were announced:
Randall P. Breaux, Vice President of Marketing
Roger D. Bullock, Vice President of Drives
Jeffrey R. Hubert, Vice President of Sales


Taking Roads
Less Traveled
For
75 Years

1994

The 1994 report remains our most popular annual report. Customers and employees still ask for it today. Its theme highlighted our commitment to produce the best motors in spite of obstacles and market pressure to compromise. It also reported record earnings and sales. "We are not afraid to take the **road less traveled** *if it helps us achieve our goals."*

We know how we got here.

We never want our customers, employees and shareholders to lose sight of Baldor's distinct competitive advantages. They are hard-earned and position Baldor as a leader in motors, drives and now, generators.

You have seen the list of our competitive advantages in many forms through the years. We will continue to add to them, revise and focus them, to meet our customers' expectations.

Why Buy Baldor Motors and Drives, and now, Generators?

Baldor offers the industry's broadest line of stock motors and drives. We offer more than 6,000 stock motor and drive products, now including servo motors and MINT® motion control products. In 2001, we added new standby and portable generators.

Baldor products are available at more locations than any other brand. Our 39 district offices across North America offer immediate availability of Baldor products to thousands of distributors in the U.S., Canada and Mexico.

Industry's Shortest Lead Times/Flexible Manufacturing.

Baldor has the industry's shortest lead times on custom motors – as short as two weeks. Our unique FLEX FLOW™ manufacturing process lets us produce any order in any quantity, quickly and efficiently. In addition to short manufacturing lead times, Baldor's Mod-Express department allows us to provide numerous modifications to stock motors and drives in a matter of hours. This service helps customers needing immediate non-stock products.

Innovative New Products.

Industry-leading new products such as the Baldor SmartMotor®, stainless steel washdown motors, ISR® (Inverter Spike Resistant) wire, high-performance compact servo motors, MINT® Motion products, linear motors, MSHA approved motors for mining, commercial duty motors and our new larger horsepower (to 1500 Hp) AC motors continue to offer customers choices and solutions. New products in 2002 will include a line of cooling tower motors, new premium efficient washdown motors, 575 volt IEEE 841 motors, premium efficient HVAC motors, metric frame IEC motors, digital DC drives and a new line of AC inverters, encoderless and closed-loop vector drives. We will also continue expanding our newly acquired generator line.

Energy Efficiency Leader.

We're the industry leader in energy efficiency dating back to the 1920s, long before others were even talking about it. Today, our line of Super-E® premium efficient motors range from 1 through 1500 Hp and rank among the highest motor efficiencies produced. Baldor was the first motor manufacturer to meet the Consortium for Energy Efficiency levels across the board.

Industry's Best Information.

Only Baldor offers customers a choice of sources for product information with so many features: an exciting, interactive website – www.baldor.com; an award-winning CD-ROM electronic catalog; software to calculate energy savings and a wide array of printed product catalogs.

Most Preferred.

Over the last two decades, Baldor has risen from the "other" category to the position of "most preferred" as industry's choice for electric motors. This distinction is awarded from data collected through independent surveys by industrial trade journals covering a wide variety of industry segments.


"It is apparent to us that the electric motor industry has achieved new prominence. We believe our future growth opportunities are greater than ever."
how right (or wrong) were we?
1981 BALDOR® ANNUAL REPORT

1981
The 1981 report was built around a series of forecasts, observations and policy statements made in previous reports dating back to the 1970s. Just as this annual report does, it points out the stability of Baldor's mission and commitment to excellence.

Baldor Matched Performance™ makes the difference with our motors and drives. We can deliver maximum efficiency and performance, matching the right motor and control to our customer's specific application.


BALDOR
LINE REGEN VECTOR DRIVE
BALDOR
VECTOR DRIVE
BALDOR
VARIABLE TORQUE DRIVE

Our Commitment Starts at the Top.

I was shocked to learn how much our electricity costs have been rising.

However, it is a cost you can control. Do you know how much your company spends on electricity? I didn't and I was *shocked* when I found out! The cost was much higher than I had expected, and climbing. Most consumers think that they can't do anything about increasing electricity costs, but they can!

In industry, electric motors consume 63 percent of all electricity used. By installing Baldor Super-E® motors, you can reduce your electricity use and save money every minute they're running. Call me to find out how Baldor premium efficient motors and drives can improve your company's profitability. You don't need to be shocked!



John McFarland
CEO, President
Baldor Electric Company

1-501-648-5716


BALDOR
MOTORS AND DRIVES
BALDOR ELECTRIC CO.
FT. SMITH, AR. MFD. IN U.S.A.
CAT. NO.
SPEC.

Our CEO, John McFarland, used Baldor's own energy consumption as a way to explain the energy efficiency story in national ads placed in *Fortune* and *Business Week*. The phone number listed is a direct line to his office.

Putting more energy into energy efficiency.


BUYING MATERIAL
and
BUYING ENERGY.

Guarantee

1924 Baldor catalog

Just as we did in 1924, we continue to emphasize the importance of using energy efficient motors. Today, electricity costs have been rising and we expect that energy consumption and motor efficiency will continue to be an issue for years to come. This is a problem we can help solve.

Savings with Premium Efficient Motors and Drives.

Industrial plants that install and use Baldor Super-E® premium efficient motors can reduce their electricity bills. In addition, the installation of variable frequency drives on many motor applications will further reduce the electricity consumption.

Baldor is the industry leader, offering motors with the highest efficiency available and a full line of variable frequency drives to compliment our Super-E® motors. In addition, we continue to educate our customers and consumers on ways to reduce their electric bill through the use of premium efficient motors and drives.

The Label Says It All.

Baldor was the first in the industry and continues to be the only motor manufacturer to display "energy savings" labels on the boxes of our premium efficiency Super-E® motors, much like the yellow sticker you see on consumer appliances. The label shows our customers how much they can expect to save by using a Super-E® premium efficiency motor.

ENERGYGUIDE

Super-E Premium Efficiency
Three Phase
RPM: 1775

Baldor Electric Company
Catalog No: EM4115T
50HP

Compare the Efficiency Rating of this Motor With Others Before You Buy.

80% Efficiency — Average Installed Motor Rating — This Motor's Rating — 100% Efficiency

Based on continuous use at 10¢ per kWh.

Yearly Operating Costs

Efficiency rating of average installed motor based on the U.S. Department of Energy study published December 1998.

Estimated annual savings of this Super-E® motor is:

$1,449

This model's estimated yearly electricity cost, running continuously, is:

$34,580

Motors with a lower efficiency rating use more electricity and cost more to operate.

For more information call 1-800-828-4920 or www.baldor.com



Going Straight to the Bottom Line.

Baldor offers its customer an easy-to-use guide to save money with our energy efficient Super-E® motors and drives. Baldor motors and drives are saving millions of bottom-line dollars for companies around the world.


Making Energy
Efficiency Work For You
BALDOR

It Takes the BE$T™ to Get the Best (in Energy Savings).

Baldor Energy Savings Tool (BE$T) software easily and accurately calculates annual electricity cost of an existing motor or group of motors, based on nominal efficiency, compared to the annual electricity cost of Baldor Standard-E® and Super-E® premium efficiency motors. It then recommends, by catalog number, the best Baldor motor or motors for the application and notes the payback period, in months, for replacing the existing motor.


BE$T
BALDOR
MOTORS AND DRIVES
Baldor Energy Savings Tool



Our line of Super-E® premium efficient motors range from 1 through 1500 Hp.


1978
annual
report
OIL GAS COAL WATER NUCLEAR
ENERGY
BALDOR
built on successful operating and marketing policies, is the fastest-growing manufacturer of energy-saving industrial electric motors

1978

1978 marked 18 consecutive years of increased sales. The cover illustrated the conversion of electrical energy to mechanical energy.
63% of all electricity in industry is used to power electric motors.

The Lifetime Cost Of An Electric Motor.



For most motors, purchase price represents just slightly more than 2 percent of its lifetime cost. Electricity accounts for nearly 97 percent.


"Our competitive advantages are the strongest ever, and growing... we think Baldor is back on the growth track."

1988

Our 1988 report featured an embossed motor with the statement, "Our competitive advantages are the strongest ever, and growing..." These advantages are still true and growing.

Investing for the future.

Strong, Solid, Secure.

Baldor made several strategic decisions in 2001 that strongly position us into 2002 and beyond. Many companies made decisions to improve short-term profits with plant layoffs and closings, moving production outside of the U.S.A., inventory reductions, cutbacks in advertising, reductions in new product development and elimination of capital investments. Baldor has done just the opposite. We continue to make investments that will strengthen the company over the long term.

Over the past 10 years, our average investment in new equipment and plants has been approximately $20 million annually. These investments allow us to improve the productivity in our plants and the quality of our products. Investing in the future also includes new product development. In 2001, we introduced over 500 new products and line extensions. New products, those introduced within the past 5 years, account for 30% of our annual sales. We will introduce even more new products in the coming year.

30 Years of Solid Growth
Net Sales ($ millions)


$700
$600
$500
$400
$300
$200
$100
$0
71
73
75
77
79
81
83
85
87
89
91
93
95
97
99
01

Better Equipment, Better Performance.

During the year, we continued to make investments in equipment to improve productivity and quality in our plants. Equipment additions and upgrades accomplish several things: improved productivity, better quality, and the elimination of undesirable jobs. These improvements will continue to provide benefits to our shareholders, employees and customers year after year. During 2002, we will continue to improve in these areas.



Baldor's investment in capital equipment continued in 2001 with additions of equipment such as this new endplate machining center. The automated machining center produces twice the output of the previous machine. We will continue to invest in productivity improvements such as this to keep us competitive in the world market place.

Education is the Answer.



Baldor has always understood the importance of education in the workplace. We have been recognized by *Fortune* magazine for our efforts in the education of our employees, and our commitment to education is as strong as ever. During the year, we continued to conduct a variety of classes in our plants. While providing educational opportunities to our employees benefits them on a personal level, it also benefits our shareholders and our customers in the quality of the products produced.

In addition to employee education, Baldor's Customer Education Classes continued to be well attended in 2001, with more than 7,000 graduates in the past 10 years. Our customer classes cover everything from "Basic Understanding of Motors and Drives," to advanced hands-on training requiring prerequisite classes. Our customers learn to apply and sell our products in these very popular training classes.



Our commitment to employee education remains strong and our position as the industry leader in customer training remains secure!

Creating new Value with innovative products.

While we develop many new products each year, all have one common element. All new products begin with our customers. Customers provide the foundation for our efforts. Our close relationships with our customers allow us to identify their needs and wants, and develop products that satisfy them, therefore creating Value, and that never goes out of style!

In 2001, more than 500 new stock products were developed. Some of the new products included a new line of cooling tower motors, new MSHA (Mining Safety and Health Administration) approved motors, larger explosion proof motors, new MINT® motion controllers, improvements in our washdown motors, expansion in our larger AC motors and new generators for poultry house applications. We also developed a wide array of custom motors for numerous OEM customers, meeting specific applications and performance requirements, positioning Baldor as the Value provider in the motors, drives and generators industry.

Large frame motors continue to play an important role in our product expansion. In the last 10 years, Baldor has increased our capabilities from 200 Hp to almost 2000 Hp. We now manufacture new large frame motors such as the WPII 5800 frame pictured. While many manufacturers require several months to produce such large motors, our lead-time remains the shortest in the industry at 2 weeks on previously designed ratings.





Baldor's improved line of motion control products include high-performance brushless servo motors, linear servo and stepper motors, and our MINT® and FLEX® drives – the right products for any linear or rotary application requiring precision performance and repeatability.



Explosion proof motors from 3 to 300 Hp off-the-shelf allow us to take care of customers' needs immediately. Motors are available in standard foot mount, or C-face designs, providing customers flexibility and availability.

Generators Become Increasingly Important.

In late 2000, Baldor acquired Pow'R Gard® Generator Corporation of Oshkosh, Wisconsin. During 2001, we achieved a very successful integration of Pow'R Gard® into the Baldor family. Many improvements have been made in Oshkosh including the introduction of Flex Flow™ manufacturing technology, expansion of the sales force, new market identification, new product development and employee education of our Value Formula.

We have now expanded our product offering into four distinct areas: military/government, portable generators, automatic emergency generators and industrial standby generators. Our current products range from 1.3 to 150 kilowatts. In 2002, we plan continued expansion of the product line through 500 kilowatts.

Baldor installed three Pow'R Gard® 175 kVA standby diesel generators at its corporate headquarters. The generators provide emergency power to Baldor's global computer system, sales department and the air-conditioning for the computer center, insuring no interruption to our customers.



A new line of agriculture generators from Baldor was designed specifically with poultry growers in mind. Most poultry companies today require their growers to have emergency backup power and Baldor has the solution!


pow'R GaRD
GENERATOR CORPORATION



Baldor's Pow'R Gard® Automatic Emergency generators operate on natural gas or LPG. The unit monitors the line power and automatically turns on when line power is lost.


BALDOR 1983 ANNUAL REPORT

1983
"What a fantastic time to be alive!" was the silver embossed statement on the cover of the 1983 report. It was a reflection of Baldor's optimism and commitment to success. The quote was by John Naisbitt, author of the best selling Megatrends.

Communicating globally instantly.

Communication is paramount in today's fast-paced business environment. Baldor has responded by providing our customers, employees and shareholders with the latest innovations in information technology. Our customers can access our entire catalog of over 6,000 stock products by simply logging onto the Internet or using a CD-ROM. Our shareholders and employees can get the latest information about Baldor, day or night, by checking our award-winning website.

www.baldor.com

Our website allows us to instantly communicate with our customers, shareholders and employees. Features include current company news, complete product information, tech support, information on Baldor classes, sales office locations and more.

Baldor VIP™ (Valued Internet Partner) gives our customers 24-hour access to inventory, pricing and technical information on all of Baldor's 6,000 stock products. The password-protected site lets customers place their order, track orders in transit, and review their account.


BALDOR
MOTORS AND DRIVES
PRODUCTS
SUPPORT
NEWS/EVENTS
ABOUT BALDOR
INVESTOR RELATIONS

Baldor customers also continue to enjoy and use our electronic CD-ROM catalog. It has been used by over 60,000 customers during the past 6 years.

Close to Our Customers.

Manufacturing Plants
Ft. Smith, Arkansas (4)
Clarksville, Arkansas (2)
Ozark, Arkansas
Westville, Oklahoma
Claremore, Oklahoma
Fort Mill, South Carolina
Columbus, Mississippi
St. Louis, Missouri
Santa Clarita, California
Bristol, England

North American District Offices/Warehouses
Portland, Oregon
Hayward, California
Los Angeles, California
Phoenix, Arizona
Salt Lake City, Utah
Denver, Colorado
Dallas, Texas
Odessa, Texas
Houston, Texas
Tulsa, Oklahoma
Kansas City, Missouri
Des Moines, Iowa
Minneapolis, Minnesota
St. Louis, Missouri
Memphis, Tennessee
Indianapolis, Indiana
Milwaukee, Wisconsin
Chicago, Illinois
Grand Rapids, Michigan
Detroit, Michigan
Cleveland, Ohio
Cincinnati, Ohio
Atlanta, Georgia
Tampa, Florida
Greensboro, North Carolina
Baltimore, Maryland
Pittsburgh, Pennsylvania
Philadelphia, Pennsylvania
Auburn, New York
Wallingford, Connecticut
Vancouver, BC
Edmonton, Alberta
Winnipeg, Manitoba
Burlington, Ontario
Montreal, Quebec
Monterrey, Mexico
Leon, Mexico
Mexico City, Mexico



Baldor's Oshkosh, WI, generator plant produces portable, automatic emergency, industrial standby, and military generator sets from 1.3 to 500 Kilowatts.



The Greensboro, NC, district office supports distributors and OEM customers throughout North Carolina and Virginia. They stock approximately $2 million in motors, drives, gear products and generators.

International Sales Offices
England
France
Germany
Switzerland
Italy
Australia
Philippines
Singapore
Taiwan
Japan


"Today, customers want one source
for their motors and drives.
They get it with Baldor."
...we call it Matched Performance,"
stands for a new way
business."

1993
The 1993 report featured application case studies and partnerships with some of America's leading companies. Many of the world's leading industrial companies are Baldor customers.

Eleven-Year Summary of Financial Data

	Net Sales	Cost Goods Sold	Net Earnings	Per Share Data: Diluted Net Earnings	Per Share Data: Basic Net Earnings	Per Share Data: Dividends	Percent Return On Average Equity	Shareholders' Equity	Total Assets	Long-Term Obligations	Working Capital
2001	**$577,459**	**$401,471**	**$22,385**	**$0.65**	**$0.66**	**$0.52**	**8.6%**	**$262,485**	**$457,527**	**$98,673**	**$173,638**
2000	$621,243	$423,861	$46,263	$1.34	$1.36	$0.50	17.6%	$260,845	$464,978	$99,832	$174,803
1999	585,551	399,833	43,723	1.19	1.21	0.45	16.5%	266,109	423,941	56,305	183,956
1998	596,660	410,748	44,610	1.17	1.21	0.40	17.6%	264,292	411,926	57,015	176,126
1997	564,756	389,711	40,365	1.09	1.13	0.36	18.2%	243,434	355,889	27,929	141,268
1996	508,526	353,345	35,173	0.97	1.00	0.30	17.1%	200,325	325,486	45,027	146,975
1995	478,315	334,306	32,305	0.84	0.88	0.26	16.3%	211,377	313,462	25,255	145,069
1994	422,714	297,212	26,359	0.69	0.73	0.21	15.3%	184,262	283,155	26,303	118,550
1993	360,195	255,557	19,426	0.52	0.54	0.17	12.7%	160,539	237,950	22,474	108,601
1992	322,038	229,686	15,264	0.42	0.43	0.14	10.9%	145,226	211,941	23,209	97,343
1991	289,121	206,953	11,922	0.33	0.34	0.14	9.3%	133,663	203,277	24,376	84,740


Net Sales
600
500
400
300
200
100
0
MILLIONS
91 92 93 94 95 96 97 98 99 00 01


Dividends Per Share
.50
.45
.40
.35
.30
.25
.20
.15
.10
0
DOLLARS
91 92 93 94 95 96 97 98 99 00 01


Earnings Per Share
(Diluted)
1.40
1.20
1.00
.80
.60
.40
.20
0
DOLLARS
91 92 93 94 95 96 97 98 99 00 01


Operating Margins
16
14
12
10
8
6
4
2
0
PERCENT
91 92 93 94 95 96 97 98 99 00 01


Total Assets
450
400
350
300
250
200
150
100
0
MILLIONS
91 92 93 94 95 96 97 98 99 00 01


Shareholders Equity
300
250
200
150
100
50
0
MILLIONS
91 92 93 94 95 96 97 98 99 00 01


Long Term Debt to Total Capitalization
28
26
24
22
20
18
16
14
12
10
8
6
4
2
0
PERCENT
91 92 93 94 95 96 97 98 99 00 01


Research and Development
30
25
20
15
10
5
0
MILLIONS
91 92 93 94 95 96 97 98 99 00 01


Property, Plant and Equipment Additions
40
35
30
25
20
15
10
5
0
MILLIONS
91 92 93 94 95 96 97 98 99 00 01


Book Value Per Share
7
6
5
4
3
2
1
0
DOLLARS
91 92 93 94 95 96 97 98 99 00 01

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Summary

Difficult economic conditions and corresponding declines in customer orders resulted in decreased sales and earnings in 2001. For the year, sales declined 10.3% from the record sales levels of 2000. Gross and operating margins were 28.0% and 8.0%, respectively, compared to 31.8% and 13.8% a year ago. After nine consecutive years of increasing earnings per share, diluted EPS decreased to $.65 from a record $1.34 in 2000. Total dividends paid in 2001 amounted to $.52 per share, a 4.0% increase over 2000.

Net Sales

Baldor's 2001 sales were $557.5 million, falling 10.3% from 2000 sales of $621.2 million. Sales in 1999 were $585.6 million. Over the past three years, sales to distributor and Original Equipment Manufacturer (OEMs) customers have remained at approximately 50% each. Baldor serves many industries and geographic regions by selling to a broad base of distributors and OEMs both domestically and in more than 60 countries around the world. No single customer accounted for more than 5% of sales in any year covered by this report.

Net Earnings

Net earnings in 2001 amounted to $22.4 million, declining 51.6% from record earnings of $46.3 million in 2000. Net earnings in 1999 were $43.7 million.

Gross margin dipped to 28.0% in 2001 compared to 31.8% in 2000 and 31.7% in 1999. Operating margin for 2001 fell to 8.0% from record margins of approximately 13.8% in 2000 and 1999. Pre-tax margin was 6.4% for 2001 compared to 11.9% in 2000 and 12.0% in 1999. The effective tax rate improved to 37.0% for 2001 compared to 37.5% in 2000 and 38.0% in 1999.

International Operations

Sales from international operations (foreign affiliates and exports) amounted to $78.1 million in 2001, $86.4 million in 2000 and $80.3 million in 1999. The Company experienced modest sales increases in the Far East while sales declined in the Australian, Mexican and European markets.

Environmental Remediation

Management believes, based on their internal reviews and other factors, that the future costs relating to environmental remediation and compliance will not have a material effect on the capital expenditures, earnings, or competitive position of the Company.

Financial Position

Summary

Baldor's financial position remained strong through 2001. The company maintained its financial strength while continuing research and development for new and existing products, making capital investments in our manufacturing facilities, and continuing to invest in both our employees' and customers' education and training. The Company's 6 million-share stock repurchase program announced in 1998 and expanded in 2000 and 2001 is more than two-thirds complete with 4.3 million shares repurchased as of December 29, 2001.

Investments

Baldor believes the investment in our employees through training and education is a key to continued success and improved shareholder value. Baldor continues to be a leader not only in employee education, but also in customer training.

Investments in property, plant and equipment were $19.4 million in 2001, $22.6 million in 2000 and $14.3 million in 1999. These investments in property, plant and equipment were made to centralize operations, increase capacity, and improve quality and productivity.

Baldor's commitment to research and development continues to help it maintain a leadership position in the marketplace and to satisfy customers' needs. Investments in research and development amounted to $24.4 million in 2001, $25.0 million in 2000 and $24.9 million in 1999. The company continues to make investments in existing products for improved performance, increased energy efficiency, and manufacturability.

Current Liquidity

Baldor's liquidity position remained strong in 2001 with solid working capital and a current ratio (current assets divided by current liabilities) of 3.2:1. Working Capital was $173.6 million at year-end 2001 compared to $174.8 million at the end of 2000. Liquidity was supported by cash flows from operations of $38.3 million in 2001, $46.4 million in 2000 and $52.9 million in 1999. The Company also has available lines of credit to support operations, if needed.

Long-Term Debt and Shareholders' Equity

Long-term debt as a percentage of total capital was 27.3% at year-end 2001 and 27.7% at year-end 2000. Baldor repurchased 121,300 shares of common stock during 2001. As of December 29, 2001, 4.3 million shares had been repurchased of the 6.0 million shares authorized since September 1998. During the fourth quarter of 2001, the Board of Directors approved the repurchase of an additional 2.0 million shares of stock beginning January 1, 2002 that will expire on December 31, 2003. Shareholders' equity was

$262.5 million at year-end 2001 compared to $260.8 million at the end of 2000. Return on average shareholders' equity was 8.6% in 2001 and 17.6% in 2000.

Dividend Policy

Annual dividends per share for 2001 increased 4.0% over 2000, which increased 11.0% over 1999. There have been five dividend increases in the last five years. These increases were in line with Baldor's policy of making increases periodically, as earnings and financial strength warrant, and reinvesting to finance growth opportunities. The objective is for shareholders to obtain dividend increases over time while also participating in the growth of the Company.

Market Risk

Market risks relating to the Company's operations result primarily from changes in commodity prices, interest rates and foreign exchange rates. To maintain stable pricing for its customers, the Company enters into various hedging transactions as described below.

The Company is a purchaser of certain commodities, primarily copper, aluminum, and steel, and periodically utilizes commodity futures and options for hedging purposes to reduce the effects of changing commodity prices. Generally, contract terms of a hedge instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation. Contracts that are highly effective at meeting this risk reduction and correlation criteria are recorded using hedge accounting.

The Company's interest rate risk is related to its available-for-sale securities and long-term debt. Due to the short-term nature of the Company's securities portfolio, anticipated interest rate risk is not considered material. The Company's debt obligations include certain notes payable to banks bearing interest at a quarterly variable rate. The Company does not currently utilize derivatives for managing interest rate risk, but continues to monitor changes in market interest rates.

Foreign affiliates comprise less than 10% of total assets. The Company does not anticipate the use of derivatives for managing foreign currency risk, but continues to monitor the effects of foreign currency exchange rates.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and requires any business combination completed after June 30, 2001, to be accounted for by the purchase method. Additionally, SFAS 141 changes the criteria to recognize intangible assets apart from goodwill. Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets with finite lives will continue to be amortized over their useful lives. Because of the different transition dates for goodwill and intangible assets acquired on or before June 30, 2001, and those acquired after that date, pre-existing goodwill and intangibles will be amortized during this transition period until adoption, whereas new goodwill and other indefinite lived intangible assets acquired after June 30, 2001, are not amortized. Companies are required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001. Accordingly, the Company will adopt SFAS 142 for its fiscal year beginning December 30, 2001.

Forward-looking Statements

This annual report and other written reports and oral statements made from time to time by the Company and its representatives may contain forward-looking statements. The forward-looking statements (generally identified by words or phrases indicating a projection or future expectation such as "outlook", "optimistic", "trends", "expect(s)", "assuming", "expectations", "forecasted", "estimates", "expected") are based on the Company's current expectations and some of them are subject to risks and uncertainties. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The factors that might cause such differences include, but are not limited to, the following: (i) changes in economic conditions, (ii) developments or new initiatives by our competitors in the markets in which we compete, (iii) fluctuations in the costs of select raw materials, (iv) the success in increasing sales and maintaining or improving the operating margins of the Company, and (v) other factors including those identified in the Company's filings made from time to time with the Securities and Exchange Commission.

Consolidated Balance Sheets

Baldor Electric Company and Affiliates

ASSETS *(In thousands, except share data)*			December 29 2001	December 30 2000
CURRENT ASSETS:	Cash and cash equivalents		**$5,564**	$5,868
	Marketable securities		**11,052**	9,137
	Receivables, less allowances for doubtful accounts of $4,600 in 2001 and 2000.		**83,182**	100,494
	Inventories:	Finished products	**83,919**	83,709
		Work-in-process	**10,155**	10,311
		Raw materials	**56,751**	53,047
			150,825	147,067
		LIFO valuation adjustment	**(24,604)**	(26,116)
			126,221	120,951
	Other current assets and deferred income taxes		**25,262**	25,971
	TOTAL CURRENT ASSETS		**251,281**	262,421
OTHER ASSETS:	Goodwill		**57,158**	60,358
	Other		**6,973**	3,379
PROPERTY, PLANT AND EQUIPMENT:	Land and improvements		**6,267**	6,217
	Buildings and improvements		**54,372**	50,314
	Machinery and equipment		**266,627**	253,426
	Allowances for depreciation and amortization		**(185,151)**	(171,137)
	NET PROPERTY, PLANT AND EQUIPMENT		**142,115**	138,820
			$457,527	$464,978

LIABILITIES AND SHAREHOLDERS' EQUITY

		2001	2000
CURRENT LIABILITIES:	Accounts payable	**$28,830**	$26,813
	Employee compensation	**5,997**	6,154
	Profit sharing	**5,102**	9,717
	Accrued warranty costs	**6,625**	6,625
	Accrued insurance obligations	**15,694**	14,409
	Other accrued expenses	**14,670**	17,813
	Income taxes payable (receivable)	**(1,046)**	5,447
	Current maturities of long-term obligations	**1,771**	640
	TOTAL CURRENT LIABILITIES	**77,643**	87,618
LONG-TERM OBLIGATIONS		**98,673**	99,832
DEFERRED INCOME TAXES		**18,726**	16,683
SHAREHOLDERS' EQUITY:	Preferred stock, $.10 par value Authorized shares: 5,000,000 Issued and outstanding shares: None Common Stock, $.10 par value Authorized shares: 150,000,000 Issued shares: 2001 - 39,411,473; 2000 - 39,020,528	**3,941**	3,902
	Additional capital	**44,224**	38,024
	Retained earnings	**325,642**	320,915
	Accumulated other comprehensive income	**(8,164)**	(3,866)
	Treasury stock (5,493,053 shares in 2001 and 5,251,894 shares in 2000), at cost	**(103,158)**	(98,130)
	TOTAL SHAREHOLDERS' EQUITY	**262,485**	260,845
		$457,527	$464,978

See notes to consolidated financial statements.

Consolidated Statements of Earnings

Baldor Electric Company and Affiliates

(In thousands, except share data)		Year ended December 29 2001	December 30 2000	January 1 2000
Net sales		**$557,459**	$621,242	$585,551
Other income, net		**839**	1,838	1,943
		558,298	623,080	587,494
Costs and expenses:	Cost of goods sold	**401,471**	423,861	399,833
	Selling and administrative	**111,253**	111,611	104,903
	Profit sharing	**5,136**	9,747	9,445
	Interest	**4,906**	3,840	2,790
		522,766	549,059	516,971
Earnings before income taxes		**35,532**	74,021	70,523
Income taxes		**13,147**	27,758	26,800
	NET EARNINGS	**$22,385**	$46,263	$43,723
Net earnings per share-basic		**$0.66**	$1.36	$1.21
Net earnings per share-diluted		**$0.65**	$1.34	$1.19
Weighted average shares outstanding-basic		**33,896,164**	33,980,529	36,077,484
Weighted average shares outstanding-diluted		**34,505,550**	34,570,328	36,787,349

See notes to consolidated financial statements.

Summary of Quarterly Results of Operations (unaudited)

Baldor Electric Company and Affiliates

(In thousands, except share data)		Quarter First	Second	Third	Fourth	Total
2001:	Net sales	**$150,155**	**$146,668**	**$138,125**	**$122,511**	**$557,459**
	Gross profit	**42,610**	**41,793**	**39,048**	**32,537**	**155,988**
	Net earnings	**7,167**	**6,449**	**5,423**	**3,346**	**22,385**
	Net earnings per share - basic	0.21	0.19	0.16	0.10	0.66
	* Net earnings per share - diluted	**0.21**	**0.19**	**0.16**	**0.10**	**0.65**
2000:	Net sales	$158,019	$163,190	$155,376	$144,657	$621,242
	Gross profit	50,959	52,337	49,207	44,878	197,381
	Net earnings	12,220	12,535	11,485	10,023	46,263
	Net earnings per share - basic	0.35	0.37	0.34	0.30	1.36
	* Net earnings per share - diluted	0.35	0.36	0.33	0.29	1.34

*The sum of the quarter amounts does not agree to the total due to rounding.

Consolidated Statements of Cash Flow

Baldor Electric Company and Affiliates

(In thousands)				Year ended December 29 2001	December 30 2000	January 1 2000
Operating activities:	Net earnings			$22,385	$46,263	$43,723
	Adjustments to reconcile net earnings to net cash from operating activities:	Depreciation		18,555	18,686	19,597
		Amortization		2,124	1,152	1,170
		Deferred income taxes		1,800	3,690	2,832
		Changes in operating assets and liabilities:	Receivables	17,312	(65)	(8,425)
			Inventories	(5,270)	(10,888)	(2,378)
			Other current assets	1,586	(481)	(856)
			Accounts payable	2,017	(2,621)	7,874
			Accrued expenses and other liabilities	(6,629)	(3,514)	(1,734)
			Income taxes	(6,187)	(1,715)	2,247
			Other, net	(9,443)	(4,154)	(11,108)
	Net cash from operating activities			38,250	46,353	52,942
Investing activities:	Additions to property, plant and equipment			(19,361)	(22,577)	(14,298)
	Marketable securities purchased			(7,941)	(4,597)	(35,052)
	Marketable securities sold and maturities			6,125	26,266	18,243
	Acquisitions (net of cash acquired)			(925)	(40,272)	0
	Net cash used in investing activities			(22,102)	(41,180)	(31,107)
Financing activities:	Additional long-term obligations			65,500	41,362	6,000
	Reduction of long-term obligations			(65,529)	(2,605)	(7,085)
	Unexpended debt proceeds			7	(7)	5,890
	Dividends paid			(17,641)	(16,910)	(16,199)
	Common stock repurchased			(2,337)	(35,311)	(25,132)
	Stock option plans			3,548	2,063	2,001
	Net cash used in financing activities			(16,452)	(11,408)	(34,525)
Net decrease in cash and cash equivalents				(304)	(6,235)	(12,690)
Beginning cash and cash equivalents				5,868	12,103	24,793
Ending cash and cash equivalents				$5,564	$5,868	$12,103

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
Baldor Electric Company and Affiliates

(In thousands, except share data)	Common Stock Shares	Common Stock Amount	Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock (at cost)	Total
BALANCE AT JANUARY 2, 1999	36,677	$3,841	$31,495	$264,545	($428)	($35,161)	$264,292
Comprehensive income							
Net earnings				43,723			43,723
Other comprehensive income (loss)							
Securities valuation adjustment, net of taxes of $169					(274)		(274)
Translation adjustments					(1,974)		(1,974)
Total other comprehensive income (loss)							(2,248)
Total comprehensive income							$41,475
Stock option plans (net of shares exchanged)	236	31	3,476			(1,506)	2,001
Cash dividends at $0.45 per share				(16,199)			(16,199)
Common stock repurchased	(1,321)					(25,132)	(25,132)
Other				(328)			(328)
BALANCE AT JANUARY 1, 2000	35,592	3,872	34,971	291,741	(2,676)	(61,799)	266,109
Comprehensive income							
Net earnings				46,263			46,263
Other comprehensive income (loss)							
Securities valuation adjustment, net of taxes of $158					263		263
Translation adjustments					(1,453)		(1,453)
Total other comprehensive income (loss)							(1,190)
Total comprehensive income							$45,073
Stock option plans (net of shares exchanged)	234	30	3,275			(1,242)	2,063
Cash dividends at $0.50 per share				(16,910)			(16,910)
Common stock repurchased	(2,057)		(222)			(35,089)	(35,311)
Other				(179)			(179)
BALANCE AT DECEMBER 30, 2000	33,769	3,902	38,024	320,915	(3,866)	(98,130)	260,845
Comprehensive Income							
Net earnings				**22,385**			**22,385**
Other comprehensive income (loss)							
Securities valuation adjustment, net of taxes of $37					**61**		**61**
Translation adjustments					**(2,999)**		**(2,999)**
Derivative unrealized loss, net of tax benefit of $870					**(1,360)**		**(1,360)**
Total other comprehensive income (loss)							**(4,298)**
Total comprehensive income							**$18,087**
Stock option plans (net of shares exchanged)	**270**	**39**	**6,200**			**(2,691)**	**3,548**
Cash dividends at $0.52 per share				**(17,641)**			**(17,641)**
Common stock repurchased	**(121)**					**(2,337)**	**(2,337)**
Other				**(17)**			**(17)**
BALANCE DECEMBER 29, 2001	**33,918**	**$3,941**	**$44,224**	**$325,642**	**($8,164)**	**($103,158)**	**$262,485**

See notes to consolidated financial statements.

NOTE A
SIGNIFICANT ACCOUNTING POLICIES

Line of Business: The Company operates in one industry segment that includes the design, manufacture and sale of electric motors, drives and generators.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Consolidation: The consolidated financial statements include the accounts of the Company and all its affiliates. Intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year: The Company's fiscal year ends on the Saturday nearest to December 31, which results in a 52- or 53-week year. Fiscal years 2001, 2000 and 1999 contained 52 weeks.

Cash Equivalents: Cash equivalents consist of highly liquid investments having original maturities of three months or less and are valued at cost which approximates market value.

Marketable Securities: All marketable securities are classified as available-for-sale and are available to support current operations or to take advantage of other investment opportunities. Those securities are stated at estimated fair value based upon market quotes. Unrealized gains and losses, net of tax, are computed on the basis of specific identification and are included in Accumulated Other Comprehensive Income. Realized gains, realized losses and declines in value, judged to be other than temporary, are included in Other Income. The cost of securities sold is based on the specific identification method and interest earned is included in Other Income.

Inventories: The Company values inventories at the lower of cost or market, with cost being determined principally by the last-in, first-out method (LIFO), except for $19,412,000 in 2001 and $15,718,000 in 2000, at foreign locations, valued by the first-in, first-out method (FIFO).

Property, Plant and Equipment: Property, plant and equipment, including assets under capital leases, are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the assets ranging from three to thirty-nine years and the remaining term of capital leases, respectively.

Fair Value of Financial Instruments: The Company's methods and assumptions used to estimate the fair value of financial instruments include quoted market prices for marketable securities and discounted cash flow analysis for fixed rate long-term debt. The Company estimates that the fair value of its financial instruments approximates carrying value at December 29, 2001 and December 30, 2000.

Long-Lived Assets: Impairment losses are recognized on long-lived assets when information indicates the carrying amount of these assets, intangibles and any goodwill related to long-lived assets will not be recovered through future operations or sale.

Benefit Plans: The Company has a profit-sharing plan covering most employees with more than two years of service. The Company contributes 12% of earnings before income taxes of participating companies to the Plan.

Income Taxes: Income taxes are provided based on the liability method of accounting. Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

Research and Engineering: Costs associated with research, new product development and product cost improvements are treated as expenses when incurred and amounted to approximately $24,415,000 in 2001, $24,987,000 in 2000 and $24,881,000 in 1999.

Financial Instruments: Periodically, the Company uses derivative financial instruments to reduce its exposure to various market risks. The Company does not regularly engage in speculative transactions, nor does the Company regularly hold or issue financial instruments for trading purposes. Generally, contract terms of a hedge instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation and are recorded using hedge accounting. Instruments that do not meet the criteria for hedge accounting are marked to fair value with unrealized gains or losses reported currently in earnings.

Shipping and Handling Costs: In July 2000, The Financial Accounting Standards Board issued EITF 00-10, Accounting for Shipping and Handling Fees and Costs, effective for the Company in the fourth quarter of 2000. EITF 00-10 requires companies to classify all amounts billed to customers in a sale transaction, related to shipping and handling, as revenue. The Company had historically classified freight charges billed to customers as an offset to gross freight costs. The Company adopted EITF 00-10 in the fourth quarter of 2000. Accordingly, net sales and selling and administrative expenses have been restated for all periods presented. Costs included in selling and administrative expenses related to shipping and handling amounted to $22,516,000 in 2001, $23,986,000 in 2000 and $22,048,000 in 1999.

Revenue Recognition: The Company recognizes revenue from product sales upon delivery to customers.

Reclassification: Certain prior year amounts have been reclassified to conform to current year presentation.

NOTE B
LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:

(In thousands)	**2001**	2000
Industrial Development Bonds:		
Due through 2010 at variable rates ranging from 4.3% to 5.5%	**$9,915**	$10,555
Notes payable to banks:		
Due January 19, 2001 at 7.2% fixed rate	**0**	38,000
Due January and February, 2001 at variable rates ranging from 7.06% to 7.5%	**0**	26,280
Due October 23, 2003 at 4.97% fixed rate	**25,000**	25,000
Due September 30, 2005 at 8.27% fixed rate	**0**	304
Due February 1, 2005 at 8.0% fixed rate	**0**	333
Due January 4, 2002 at 2.58% variable rate	**500**	0
Due January 8, 2002 at 2.86% variable rate	**13,000**	0
Due March 15, 2003 at 2.48% variable rate	**52,000**	0
Due November 1, 2004 at 10.16% fixed rate	**29**	0
	100,444	100,472
Less current maturities	**1,771**	640
	$98,673	$99,832

Certain long-term obligations are collaterized by property, plant and equipment with a net book value of $3,967,000 at December 29, 2001.

Maturities of long-term obligations during each of the five fiscal years ending 2006 are 2002 - $1,771,000; 2003 - $78,892,000; 2004 - $816,000; 2005 - $0, 2006 and thereafter - $18,965,000.

Certain long-term obligations require that the Company maintain certain financial ratios. These financial ratios were all met for 2001 and 2000. At December 29, 2001, the Company had outstanding letters of credit totaling $8,667,000.

Interest paid was $5,172,000 in 2001, $2,899,000 in 2000 and $3,117,000 in 1999.

The Company had lines of credit aggregating $25,000,000 available at December 29, 2001, with $13,500,000 borrowed under these lines. These arrangements do not have termination dates but are renewed annually. Interest on these lines of credit is at rates mutually agreed upon at the time of borrowing.

The Company has a note payable to bank of $52,000,000, which is secured by the Company's accounts receivable.

NOTE C MARKETABLE SECURITIES

The Company currently invests in only high-quality, short-term investments, which it classifies as available-for-sale. Differences between amortized cost and estimated fair value at December 29, 2001 and December 30, 2000 are not material and are included in Accumulated Other Comprehensive Income. Because investments are predominantly short-term and are generally allowed to mature, realized gains and losses for both years have been minimal. The following table presents the estimated fair value breakdown of investments by category:

(In thousands)	**2001**	2000
Municipal debt securities	**$9,924**	$4,661
U.S. corporate debt securities	**0**	351
U.S. Treasury & agency securities	**1,128**	4,269
Other debt securities	**611**	217
	11,663	9,498
Less cash equivalents	**611**	361
	$11,052	$9,137

The estimated fair value of marketable debt and equity securities at December 29, 2001 was $1,800,000 due in one year or less, $8,156,000 due in one to five years and $1,707,000 due after five years. Because of the short-term nature of the investments, expected maturities and contractual maturities are generally the same.

NOTE D INCOME TAXES

The Company made income tax payments of $16,065,000 in 2001, $25,775,000 in 2000 and $22,743,000 in 1999. Income tax expense consists of the following:

(In thousands)	**2001**	2000	1999
Current:			
Federal	**$ 10,398**	$ 21,626	$ 20,725
State	**1,483**	1,932	2,690
Foreign	**(534)**	510	553
Deferred:	**1,800**	3,690	2,832
	$ 13,147	$ 27,758	$ 26,800

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these differences relate primarily to depreciation, certain liabilities and bad debt expense.

The following table reconciles the difference between the Company's effective income tax rate and the federal corporate statutory rate:

	2001	2000	1999
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State taxes, net of federal benefit	**2.7%**	2.1%	2.6%
Other	**(0.7%)**	0.4%	0.4%
Effective income tax rate	**37.0%**	37.5%	38.0%

The principal components of deferred tax assets (liabilities) follow:

	2001	2000
Property, plant, equipment and intangibles	**($18,726)**	($16,683)
Accrued liabilities	**5,428**	4,006
Employee compensation and benefits	**1,746**	2,092
Total deferred tax liabilities	**($11,552)**	($10,585)

NOTE E FINANCIAL DERIVATIVES

Hedging of Copper and Aluminum Requirements

Effective December 31, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133) as amended. This statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, changes in the fair value will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings (fair value hedges), or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings (cash flow hedges). The ineffective portion of a derivative's change in fair value is recognized in earnings in the period of change.

At December 29, 2001, the Company had derivative related balances with a fair value liability of $769,000 recorded as a reduction in other current assets.

The cumulative effect of adoption of SFAS 133 on December 31, 2000 did not have a material effect on the consolidated financial statements of the Company.

The Company uses derivatives to moderate the commodity market risks of its business operations. Derivative products, such as futures and option contracts, are considered to be a hedge against changes in the amount of future cash flows related to commodities procurement. The amounts recognized on cash flow hedges in 2001 did not have a material effect on the consolidated financial statements. The Company expects that after-tax losses, totaling approximately $1.4 million recorded in other comprehensive income (loss) at December 29, 2001, related to cash flow hedges, will be recognized in cost of sales within the next twelve months. The Company generally does not hedge anticipated transactions beyond 18 months.

NOTE F SHAREHOLDERS' EQUITY

The Company maintains a shareholder rights plan intended to encourage a potential acquirer to negotiate directly with the Board of Directors. The purpose of the plan is to ensure the best possible treatment for all shareholders. Under the terms of the plan, one Common Stock Purchase Right (a Right) is associated with each outstanding share of common stock. If an acquiring person acquires 20% or more of the Company common stock then outstanding, the Rights become exercisable and would cause substantial dilution. Effectively, each such Right would entitle its holder (excluding the 20% owner) to purchase shares of Baldor common stock for half of the then current market price, subject to certain restrictions under the plan. A Rights holder is not entitled to any benefits of the Right until it is exercised. The Rights, which expire in May 2008, may be redeemed by the Company at any time prior to someone acquiring 20% or more of the Company's outstanding common stock and in certain events thereafter.

NOTE G COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company leases certain computers, buildings and other equipment under operating lease agreements. Related rental expense was $5,100,000 in 2001, $5,400,000 in 2000 and $4,800,000 in 1999. Future minimum payments for operating leases having non-cancelable lease terms in excess of one year are: 2002 - $2,933,000; 2003 - $2,783,000; 2004 - $2,072,000; 2005 - $2,025,000; and 2006 - $1,101,000.

Legal Proceedings

The Company is subject to a number of legal actions arising in the ordinary course of business. In management's opinion, the ultimate resolution of these actions will not materially affect the Company's financial position or results of operations.

NOTE H STOCK PLANS

The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Grants can and have included: (1) incentive stock options to purchase shares at prices not less than the market value at grant date, and/or (2) non-qualified stock options to purchase shares of restricted stock equal to and less than the stock's market value at grant date. Grants from the 1990 Plan expire six years from the grant date. All other grants expire 10 years from the date of grant. All outstanding options granted from the 1981 Plan expired in 2001. The 1987, 1989, and 1996 Plans have expired except for options outstanding.
A summary of the Company's stock plans follows.

1990 Plan - Only non-qualified options can be granted from this Plan. Options vest and become 50% exercisable at the end of one year and 100% exercisable at the end of two years. There are no charges to income.

1987 and 1994 Plans - Incentive stock options vest and become fully exercisable with continued employment of six months for officers and three years for non-officers. Restrictions on non-qualified stock options normally lapse after a period of five years or earlier under certain circumstances. Related compensation expense for the non-qualified stock options with option price less than market value at grant date is amortized over the applicable compensatory period.

1996 and 2001 Plans - Each non-employee director receives an annual grant consisting of non-qualified stock options to purchase: (1) 3,240 shares at a price equal to the market value at grant date, and (2) 2,160 shares at a price equal to 50% of the market value at grant date. These options are immediately exercisable. Related compensation expense on the options granted at 50% of market is amortized over the applicable compensatory period.

Plan	Type	Administrator	Recipients	Status
1981	Non-compensatory	Board of Directors	Employees	Expired
1987	Compensatory	Stock Option Committee	Employees	Expired
1989	Compensatory	Executive Committee	Non-employee directors	Expired
1990	**Non-compensatory**	**Stock Option Committee**	**District Managers**	**Active**
1994	**Compensatory**	**Stock Option Committee**	**Employees**	**Active**
1996	Compensatory	Executive Committee	Non-employee director	Expired
2001	**Compensatory**	**Executive Committee**	**Non-employee directors**	**Active**

The alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock-Based Compensation, requires the use of an option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options and requires input of highly subjective assumptions. Traded options have no vesting restrictions and are fully transferable. The Company's stock options have characteristics significantly different from those of traded options and the assumptions can materially affect the fair value estimate. Therefore, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, net income and earnings per share required by SFAS No. 123 have been determined as if the Company had accounted for its stock options under SFAS No. 123 using the Black-Scholes model. The fair value for these options was estimated as of the grant date. The estimated fair value of the option is amortized to expense over the options' applicable compensatory periods. The initial impact on pro forma net income and net income per share may not be representative of the compensation expense in future years when the effect of the amortization of multiple awards would be reflected in the pro forma disclosure. A summary of the Company's weighted average variables, pro forma information, and stock option activity for fiscal years 2001, 2000 and 1999 follows.

	2001	2000	1999
Weighted Average Variables			
Volatility	**3.5%**	3.6%	2.3%
Risk-free interest rates	**5.1%**	6.6%	5.1%
Dividend yields	**2.4%**	2.8%	2.1%
Expected option life	**6.9 years**	7.0 years	6.9 years
Remaining contractual life	**5.7 years**	5.9 years	6.1 years
Fair value per share price granted during year			
At market price	**$2.94**	$ 3.56	$ 3.03
At less than market price	**$8.09**	$ 5.59	$ 8.54
Pro Forma Information			
Pro forma net income *(in thousands)*	**$21,306**	$45,048	$41,728
Pro forma earnings per share	**$0.62**	$1.31	$1.14

Stock Option Activity	**Shares**	**Weighted Average Price/Share**	Shares	Weighted Average Price/Share	Shares	Weighted Average Price/Share
Total options outstanding						
Beginning Balance	2,669,899	$15.67	2,710,817	$14.85	2,680,603	$13.74
Granted	398,500	19.72	358,833	16.13	414,250	17.27
Exercised	(390,945)	12.69	(298,020)	8.02	(313,373)	8.12
Canceled	(76,220)	19.86	(101,731)	17.93	(70,663)	20.25
Ending Balance	2,601,234	16.62	2,669,899	15.67	2,710,817	14.85
Shares authorized for grant	12,191,600		11,991,600		11,991,600	
Shares exercisable, at year-end	2,083,384		2,135,299		2,029,852	
Shares reserved for future grants, at year-end	1,973,555		2,128,435		2,403,253	

NOTE I FOREIGN OPERATIONS

The Company's foreign operations include both export sales and the results of its foreign affiliates in Europe, Australia, Singapore and Mexico. Consolidated sales, earnings before income taxes, and identifiable assets consist of the following:

(In thousands)	**2001**	2000	1999
Net Sales:			
United States Companies			
Domestic customers	**$479,362**	$534,796	$505,477
Export customers	**38,445**	39,054	36,981
	517,807	573,850	542,458
Foreign Affiliates	**39,652**	47,378	43,091
	$557,459	$621,228	$585,549
Earnings Before Income Taxes:			
United States Companies	**$ 37,220**	$ 71,462	$ 68,772
Foreign Affiliates	**(1,688)**	2,559	1,751
	$ 35,532	$ 74,021	$ 70,523
Assets:			
United States Companies	**$439,445**	$444,907	$394,610
Foreign Affiliates	**18,082**	20,071	29,331
	$457,527	$464,978	$423,941

Assets and liabilities of foreign affiliates are translated into U.S. dollars at year-end exchange rates. Income statement items are generally translated at average exchange rates prevailing during the period. Translation adjustments are recorded in Accumulated Other Comprehensive Income in Shareholders' Equity.

NOTE J EARNINGS PER SHARE

The Company's presentation of financial results includes both diluted earnings per share and basic earnings per share in accordance with SFAS No. 128, Earnings Per Share.

Basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share includes all common stock equivalents. The table below details earnings per share for the years indicated:

	2001	2000	1999
Numerator Reconciliation:			
The numerator is the same for diluted and basic EPS:			
Net earnings *(in thousands)*	**$22,385**	$46,263	$43,723
Denominator Reconciliation:			
The denominator for basic earnings per share:			
Weighted average shares	**33,896,164**	33,980,529	36,077,484
Effect of dilutive securities:			
Stock options	**609,386**	589,799	709,865
The denominator for diluted earnings per share:			
Adjusted weighted average shares	**34,505,550**	34,570,328	36,787,349
Basic Earnings Per Share	**$.66**	$1.36	$1.21
Diluted Earnings Per Share	**$.65**	$1.34	$1.19

NOTE K ACQUISITIONS

On November 27, 2000, the Company acquired Pow'R Gard Generator Corporation for cash in the amount of $40 million. The acquisition has been accounted for as a purchase. Goodwill associated with the acquisition is being amortized on a straight-line basis over 40 years. Pow'R Gard's results of operations for the year ended December 30, 2000 are not material to the Company's consolidated financial statements. Accordingly, pro forma information has not been presented. The Company's consolidated financial statements include the results of operations and the assets and liabilities of Pow'R Gard after November 27, 2000.

NOTE L RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2000, the Financial Accounting Standards Board issued SFAS No.140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No.140 replaces SFAS No.125, issued in June 1996. SFAS No.140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain additional disclosures, but otherwise carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No.140 is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Certain provisions of SFAS No.140 are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Company's adoption of SFAS No.140 had no material effect on its consolidated financial position, results of operations or cash flows.

In June 2001, the Financial Accounting Standards Board issued SFAS No.141, "Business Combinations", and No.142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of December 30, 2001 and has not yet determined what effect these tests will have on the earnings and financial position of the Company.

In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supercedes SFAS 121. Generally, SFAS 144 retains the fundamental provisions of SFAS 121 related to the recognition and measurement of the impairment of long-lived assets, except for the indefinite-lived intangible assets, which are covered by SFAS 142. However, SFAS 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset (group) to be disposed of other than by sale (e.g. abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset (group) as "held for sale." SFAS 144 will become effective for the Company beginning December 30, 2001.

Report of Ernst & Young LLP, Independent Auditors

Shareholders and Board of Directors, Baldor Electric Company and Affiliates

We have audited the accompanying consolidated balance sheets of Baldor Electric Company and affiliates as of December 29, 2001 and December 30, 2000, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baldor Electric Company and affiliates at December 29, 2001 and December 30, 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Little Rock, Arkansas
February 1, 2002

Report of Management on Responsibility for Financial Reporting

Baldor management is responsible for the integrity and objectivity of the financial information contained in this annual report. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, applying informed judgments and estimates where appropriate.

Baldor maintains a system of internal accounting controls that provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States.

The Audit Committee of the Board of Directors is composed solely of outside directors and is responsible for recommending to the Board the independent accounting firm to be retained for the coming year. The Audit Committee meets regularly with the independent auditors, with the Director of Audit Services, as well as with Baldor management, to review accounting, auditing, internal accounting controls and financial reporting matters. The independent auditors, Ernst & Young LLP, and the Director of Audit Services, have direct access to the Audit Committee without the presence of management to discuss the results of their audits.

Ernst & Young LLP, independent certified public accountants, have audited Baldor's financial statements. Management has made available to Ernst & Young LLP all of the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.

R. S. BOREHAM, JR.
Chairman of the Board

JOHN McFARLAND
President and Chief Executive Officer

LLOYD G. DAVIS
Executive Vice President, Chief Operating Officer, and Secretary

RONALD E. TUCKER
Chief Financial Officer, and Treasurer

Board of Directors

Roland S. Boreham, Jr.
Chairman
Chairman of the Board since 1981
Former Chief Executive Officer
Director since 1961
Officer since 1961
Chairman - Executive Committee
Member - Nominating Committee

John A. McFarland
President and Chief Executive Officer
Director since 1996
Officer since 1990
Member - Executive Committee
Chairman - Nominating Committee

Jefferson W. Asher, Jr.
Independent management consultant
Director since 1973
Chairman - Audit Committee

Merlin J. Augustine, Jr.
Associate Vice Chancellor for Finance and Administration and Director of Customer Relations at the University of Arkansas in Fayetteville
Member of the Board of Arkansas Science and Technology Authority
Founder and Chief Executive Officer of the M&N Augustine Foundation for Human Development, Inc.
Director since 2000
Member - Nominating Committee

Richard E. Jaudes
Partner, Thompson Coburn LLP, Attorneys at Law
Director since 1999
Member - Stock Option Committee

Robert J. Messey
Senior Vice President and Chief Financial Officer of Arch Coal, Inc. (NYSE)
Director since 1993
Chairman - Stock Option Committee
Member - Audit Committee

Robert L. Proost
Financial Consultant and Lawyer
Director since 1988
Member - Audit Committee
Member - Stock Option Committee

R. L. Qualls
Former Chief Executive Officer
Officer from 1986 through 2000
Director since 1987
Member - Executive Committee

Barry K. Rogstad
President of the American Business Conference
Director since 2001

Fred C. Ballman
Director Emeritus
Former Chairman of the Board
Former Chief Executive Officer
Director from 1944 to 1982
Director from 1992 to 2001
Director Emeritus since 2001

Officers

Roland S. Boreham, Jr.
Chairman
Officer since 1961

John A. McFarland
President and Chief Executive Officer
Officer since 1990

Lloyd G. Davis
Executive Vice President,
Chief Operating Officer and Secretary
Officer since 1992

Randall P. Breaux
Vice President - Marketing
Officer since 2001

Roger V. Bullock
Vice President - Drives
Officer since 2002

Randy L. Colip
Vice President - Sales
Officer since 1997

Charles H. Cramer
Vice President - Personnel
Officer since 1984

Gene J. Hagedorn
Vice President - Materials
Officer since 1994

Jeffrey R. Hubert
Vice President - Sales
Officer since 2002

John L. Peeples, III
Vice President - International Sales
Officer since 1998

Ronald E. Tucker
Chief Financial Officer and Treasurer
Officer since 1997

Randy G. Waltman
Vice President - Motor Engineering and Operations
Officer since 1997

Shareholder Information

Dividend Policy

Baldor's dividend policy is to periodically increase dividends as earnings and financial strength warrant, while investing a portion of earnings to finance growth opportunities. The objective is for shareholders to obtain dividend increases over time while also participating in the growth of the Company.

Dividends Paid

Baldor's annual dividend rate for 2001 increased 4% over 2000. There have been 5 dividend increases in the last five years and thirteen increases in the last ten years.

	2001	2000	1999
1st quarter	$0.13	$0.12	$0.11
2nd quarter	0.13	0.12	0.11
3rd quarter	0.13	0.13	0.11
4th quarter	0.13	0.13	0.12
Year	$0.52	$0.50	$0.45

Common stock price range

	2001		2000	
	HIGH	LOW	HIGH	LOW
1st quarter	$23.2500	$19.5000	$19.1875	$14.8750
2nd quarter	25.1500	20.0000	19.1875	17.5000
3rd quarter	22.5800	18.0000	21.0625	18.1250
4th quarter	21.5000	18.8100	22.5000	19.2500

Shareholders

At December 29, 2001, there were 4,456 shareholders of record including employee shareholders through participation in the benefit plans.

Independent auditors

Ernst & Young LLP
425 West Capitol - Suite 3600
Little Rock, Arkansas 72201

General counsel

Thompson Coburn LLP
One FirStar Plaza
St. Louis, Missouri 63101-1693

Ticker

The common stock of Baldor Electric Company trades on the New York Stock Exchange (NYSE) with the ticker symbol BEZ.

Annual Report on Form 10-K

Baldor's Form 10-K report is filed with the Securities and Exchange Commission and the NYSE. Shareholders may obtain a copy of the Form 10-K report, including the financial statements and financial statement schedules, by written request (without charge) from the Company's Investor Relations Department at the address under shareholder inquiries.

Shareholder inquiries

To request additional copies of the Annual Report to Shareholders, or other materials and information about Baldor Electric Company, please contact us at:

Baldor Electric Company
Attn: Investor Relations
P. O. Box 2400
Fort Smith, Arkansas 72902
Phone: (501) 646-4711
Fax: (501) 648-5752
Internet: www.baldor.com

Transfer agent and registrar

Continental Stock Transfer & Trust Company
17 Battery Place - Floor 8
New York, New York 10004
(800) 509-5586
212-509-4000 or 212-845-3200
Fax: 212-509-5150
www.continentalstock.com

Shareholders' Annual Meeting

The Company's Annual Meeting of Shareholders will be held at 10:30 a.m., Saturday, April 20, 2002, in the Breedlove Auditorium at the University of Arkansas at Fort Smith in Fort Smith, Arkansas.

The following services are offered to Baldor shareholders and are administered by the transfer agent:

Dividend reinvestment plan and direct stock purchase plan

Direct deposit of dividends

Address changes

Account consolidation

Lost certificate replacement

Registration changes

Dividend check replacement

Issuance of 1099-DIV

For more information regarding any of the above services, or to receive help with other questions you may have about your account, write or call the transfer agent.


PRINTED WITH
SOY INK

This annual report is printed on recycled paper using soy-based inks.

BALDOR
Electric Company

Electric Motors, Drives and Generators

P.O. Box 2400
Fort Smith, Arkansas 72902
www.baldor.com

Mission Statement

To be the best

(as determined by our customers)

marketers, designers and

manufacturers of electric motors,

drives and generators.

BALDOR®
Electric Company

Electric Motors, Drives and Generators